

25002950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing

ANNUAL REPORTS

MAR 2 8 2025

FORM X-17A-5
PART III

Washington, DC

SEC FILE NUMBER
8-39446

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **1/1/24** AND ENDING **12/31/24**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Capital Management Partners, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1100 North 4th Street, Suite 141

(No. and Street)

Fairfield   **IA**   **52556**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter B. Ecob   **641-472-8800**   **pecob@capmgt.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.

(Name – if individual, state last, first, and middle name)

125 East Lake Street, Suite 303   **Bloomingdale**   **IL**   **60108**

(Address)   (City)   (State)   (Zip Code)

10/20/2009   **3874**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Peter B. Ecob_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Capital Management Partners, Inc._____, as of __12/31_____, 2 _024_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CAROLYN J SIMMONS
Commission Number 146121
My Commission Expires
January 28, 2027

Notary Public

Signature:

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Capital Management Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Management Partners, Inc. as of December 31, 2024, the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital Management Partners, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital Management Partners, Inc.'s management. Our responsibility is to express an opinion on Capital Management Partners, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Management Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes Schedule I and Schedule II within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Capital Management Partners, Inc.'s financial statements. The supplemental information is the responsibility of Capital Management Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Capital Management Partners, Inc.'s auditor since 2016.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 25, 2025

Capital Management Partners, Inc.
Statement of Financial Condition
As of December 31, 2024

ASSETS

Current Assets:

Cash	88,079
Commissions Receivable	25,428
Prepaid Expenses	7,170
Total Current Assets:	**120,676**
Fixed Assets--Net:	7,628
Other Assets	458
TOTAL ASSETS	**128,762**

LIABILITIES AND SHAREHOLDERS EQUITY

Current Liabilities:

Sales commissions payable	29,463
Expense and other reimbursements payable	5,408
Accounts payable and accrued expenses	22,746
Total Current Liabilities:	**57,617**

Shareholder Equity:

Common stock, no par value, 3000 shares authorized, 2105 issued and outstanding, no par	652,489
Treasury stock, at cost	(234,196)
Retained deficit	(347,146)
Total Shareholder Equity	**71,147**
Total Liabilities & Shareholder Equity	**128,764**

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Statement of Operations
For the Year Ended December 31, 2024

Revenues:	
Commission revenue	237,445
Interest Income	121
Total revenues:	**237,566**
Expenses:	
Commission expenses	(36)
Salaries and benefits	99,271
Travel	39,531
Accounting--audit and tax	34,305
General administration	35,938
Total expenses:	**209,009**
NET INCOME:	**28,557**

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2024

Operating activities:	
Net income (loss)	$28,557
Adjustments to reconcile net income items	
not requiring the use of cash:	
Depreciation expense	4,071
Changes in other operating assets and liabilities:	
Commissions receivable	62,866
Prepaid expense	(683)
Sales commissions payable	(46,003)
Expense and other reimbursements payable	(12,759)
Accounts payable and accrued expenses	24
Net cash provided by operations	$36,073
Financing activities:	
Dividends paid	($100,000)
Net cash used by financing activities	(100,000)
Net increase in cash during the fiscal year	($63,927)
Cash at December 31, 2023	152,006
Cash at December 31, 2024	88,079
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Statement of Changes in Shareholder Equity
For the Year Ended December 31, 2024

	Common Shares	Stated Amount	Treasury Stock	Retained Surplus (Deficit)	Total
Balance at December 31, 2023	2,105	$652,489	($234,196)	($275,703)	$142,590
Dividends paid shareholders				(100,000)	(100,000)
Net income (loss)				28,557	28,557
Balance at December 31, 2024	2,105	$652,489	($234,196)	($347,146)	$71,147

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2024

1. Organization

Capital Management Partners, Inc. (the Company) is a privately held Delaware State corporation formed in December 1987 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) to market investments in private placements. The Company ceased doing business as an Introducing Broker (IB) effective June 4, 2021.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- The Company conducts a securities business consisting of acting as a private placement agent effecting securities transactions on a best efforts or subscription basis (not on a firm commitment basis). The Company does not receive or hold customer funds or securities. The Company acts as a referral agent only. The Company's clients send funds directly to the private placement manager. Commission revenues and related fees are recorded when the performance obligation has been met. Any fee not received by the end of the fiscal year is included as Commissions Receivable on the statement of financial condition. Company offers no guarantee, warranty or refunds.

Fixed Assets- Fixed assets are stated at cost. Depreciation of fixed assets is provided using the straight-line method over the estimated useful life of the asset. The following is a summary of the estimated useful lives used in computing depreciation expense:

Office/Computer equipment	5 years
Furniture and Fixtures	5 years

Expenditures for minor maintenance and repairs are charged to expense as incurred.

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Income taxes- The Company has elected to be taxed as an S Corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in these financial statements.

3. Fixed Assets- Net

The following table is a summary of fixed assets at December 31, 2024.

Office/Computer equipment	$69,697
Furniture and Fixtures	5,827
Accumulated Depreciation	(67,897)
Fixed assets- net	$7,627

Depreciation expense for the year ended December 31, 2024 was $4,071.

4. FINRA Arbitration

On March 6, 2019, a former client of the Company brought a Statement of Claim in FINRA Arbitration against the Company. After extended discovery and negotiation, the claim was settled on January 23, 2020, for the amount of $70,000. A down payment of $10,000 was made on February 10, 2020, and $3,000 was paid to the client's attorney each quarter for the last five years. The amount payable at year end is $0 and the claim has now been fully paid.

5. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2024, the Company had adjusted net capital of $41,805, which was $36,180 in excess of its required net capital of $5,625. At December 31, 2024, ratio of aggregate indebtedness to net capital schedule is 201.82%.

The Company is no longer a member of the National Futures Association, effective June 4, 2021. Therefore, the company is no longer subject to the net capital requirements under Regulation 1.17 of the Commodity Exchange Act.

6. Dispute with Manhattan Advisory Services, Incorporated

The Company currently is in dispute regarding payment of services for two of its funds: Abaco Advisory Company Ltd. ("Abaco") and Manhattan Advisory Services, Inc. ("MASI"). Both of these funds are paid through MASI. The claim against MASI is $18,043 through December 31, 2024, and is accruing at the rate of approximately $2,300/month. The claim against Abaco is $41,408 through December 31, 2024, and is accruing at the rate of approximately $2,200/month. Most recent payment for MASI was April 2024 and most recent payment for Abaco was October 2023. Both are clearly in breach of contract and had been paid monthly for many years. CMP has served a demand for mediation on MASI, who indicated it would respond to the demand after March 14, 2024. If MASI rejects mediation or if mediation fails, CMP will commence an arbitration against MASI. In addition, CMP has commenced an action in the Superior Court of New Jersey, Monmouth County, against Abaco for damages exceeding $50,000. Through counsel, CMP is in the process of effectuating service of process on Abaco.

7. ASC 280

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of one service which consists of referring their clients to hedge funds. Peter Ecob, Chief Financial Officer, is the Chief Operating Decision Maker (CODM). The main function of the CODM is to ensure revenues are coming into the Company to maintain sufficient net capital. The Company's operations constitute a single operating segment and therefore, a reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as described in the summary of significant policies. Refer to the concentration of revenue footnote.

8. Concentration of Credit Risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

As of December 31, 2024, one money manager accounted for approximately 66% of accounts receivable and two money managers accounted for approximately 82% of revenue (41% each) for the year ended December 31, 2024.

9. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2024, through the date of this report and found no material subsequent events reportable during this period.

Schedule I
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission

CREDIT:

Shareholders' equity $71,145

DEBITS:
Nonallowable assets:

Non allowable portion of commissions receivable	($13,985)
Prepaid expenses	(7,170)
Other receivables	(0)
Advances to affiliate	(0)
Fixed assets-net	(7,628)
Other asset	(558)
Total debits	(29,341)

NET CAPITAL $41,804

Haircuts   (0)

ADJUSTED NET CAPITAL $41,804

Minimum requirements of 6-2/3% of aggregate indebtedness
  or $5,000, whichever is greater.   5,000

EXCESS NET CAPITAL $36,805

AGGREGATE INDEBTEDNESS:	$57,617
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	137.82%

Excess net capital reported on Form X-17A-5 $36,805

See Report of Independent Registered Public Accounting Firm

Schedule II

**Reconciliation between Audited and Unaudited
Statement of Financial Condition
As of December 31, 2024**

There were no differences between the net capital calculated at Schedule I and the net capital computed and reported in the Company's December 31, 2024 FOCUS filing.

**Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3**

Not applicable

**Information for Possession or Control
Requirements under Rule 15c3-3**

Not applicable

See Report of Independent Registered Public Accounting Firm

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Capital Management Partners, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which Capital Management Partners, Inc. did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Capital Management Partners, Inc. limits its business activities exclusively to effecting securities transactions via subscription on a subscription basis where the funds are payable to the issuer or its agent and not to Capital Management Partners, Inc. and Capital Management Partners, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Capital Management Partners, Inc.); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Capital Management Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Capital Management Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 25, 2025



**CAPITAL MANAGEMENT
PARTNERS, INC.**

March 24, 2025

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2024

Dear Sir/Madame,

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. paragraph 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CMP met the exemption provided above for the period ending December 31, 2024.

Sincerely,

Peter B. Ecob
Chief Financial Officer

1100 North 4th Street, Suite 141
Fairfield, Iowa 52556
641-472-8800 • 800-621-2520 • Fax: 641-472-7320
Web site: www.capmgt.com